Exhibit 12

H.B. FULLER COMPANY

Computations of Ratios of Earnings to Fixed Charges and

Ratios of Earnings to Fixed Charges and Preferred Stock Dividends

(Thousands of Dollars)

	Nine Months Ended September 1,	Fiscal Year
	2007	2006	2005	2004	2003	2002
Ratio of Earnings to Fixed Charges:
Earnings:
Income before income taxes, minority interests, equity investments and accounting change	$99,298	$100,030	$74,365	$38,922	$46,370	$35,350
Add:
Interest expense	10,305	17,823	13,191	14,650	15,500	18,389
Interest portion of rental expense	605	1,057	1,268	1,267	1,317	1,642
Distributed earnings of 20-50% owned companies	—	846	522	365	470	—

Total Earnings Available for Fixed Charges	$110,208	$119,756	$89,346	$55,204	$63,657	$55,381

Fixed charges:
Interest on debt	$9,810	$17,526	$12,674	$14,490	$14,683	$17,559
Interest portion of rental expense	606	1,057	1,268	1,267	1,317	1,642

Total fixed charges	$10,416	$18,583	$13,942	$15,757	$16,000	$19,201

Ratio of earnings to fixed charges	10.6	6.4	6.4	3.5	4.0	2.9
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Total fixed charges, as above	$10,416	$18,583	$13,942	$15,757	$16,000	$19,201
Dividends on preferred stock (pre-tax basis)	—	—	—	—	—	11

Total fixed charges and preferred stock dividends	$10,416	$18,583	$13,942	$15,757	$16,000	$19,212

Earnings available for fixed charges and preferred stock dividends	$110,208	$119,756	$89,346	$55,204	$63,657	$55,381

Ratio of earnings to fixed charges and preferred stock dividends	10.6	6.4	6.4	3.5	4.0	2.9